UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ABB Ltd

(Name of Issuer)

Registered Shares, par value CHF 1.03

(Title of Class of Securities)

ISIN CH0012221716

(CUSIP Number)

Richard Bernstein, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, New York 10020

(646) 414-6842

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁯

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	ISIN CH0012221716

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Investor AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: Kingdom of Sweden

Number of	7.	Sole Voting Power:	216,165,142*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	216,165,142*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	216,165,142*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	9.7%*

14.	Type of Reporting Person (See Instructions):	HC

*As of May 29, 2015 (the “Filing Date”), Investor AB, a limited liability company incorporated under the laws of the Kingdom of Sweden (the “Reporting Person”), through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of ABB Ltd, a limited liability company incorporated under the laws of Switzerland (the “Company”), held by the Reporting Person. Based upon the Company’s disclosure as set forth on its investor relations web page, viewed as of the Filing Date, as of March 31, 2015, there were 2,237,416,798 issued and outstanding Registered Shares, par value CHF 1.03 (the “Registered Shares”). Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 9.7% of the Registered Shares issued and outstanding as of the Filing Date. In addition to the Registered Shares held by the Reporting Person and deemed beneficially owned by the Reporting Person, executive officers and directors of the Reporting Person (collectively, the “Executive Officers and Directors”) hold Registered Shares. One of the Executive Officers and Directors is a member of the Company’s Board of Directors and holds 188,748 Registered Shares. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Registered Shares held by the Executive Officers and Directors.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by Investor AB (the “Reporting Person”), a limited liability company incorporated under the laws of the Kingdom of Sweden, whose business address is Arsenalsgatan 8c, S-103 32 Stockholm, Sweden. The Reporting Person is a publicly held limited liability company engaged principally in business as a diversified industrial holding company. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Reporting Person.

During the last five years, neither the Reporting Person nor any executive officers and directors of the Reporting Person (collectively, the “Executive Officers and Directors”) as set forth on Schedule A annexed hereto, to the best of the Reporting Person’s knowledge and belief, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person, or any of the Executive Officers and Directors, was, or now is, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Reporting Person’s funds used in making the purchases of the Registered Shares described in this Schedule 13D came from the general assets of the Reporting Person. The aggregate amount of funds used to make the purchases of the Registered Shares as set forth in Item 5 of this Schedule 13D Amendment Number 4 was approximately USD 234,323,000. The Registered Shares were purchased using Swiss Francs. For the purposes of this Schedule 13D Amendment Number 4, a conversion rate of USD 1.00 for each CHF 0.94 was used.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

As of May 29, 2015 (the “Filing Date”), the Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Reporting Person. Based upon the Company’s disclosure as set forth on its investor relations web page, viewed as of the Filing Date, as of March 31, 2015, there were 2,237,416,798 issued and outstanding Registered Shares. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 9.7% of the Registered Shares issued and outstanding as of the Filing Date.

In addition to the Registered Shares held by the Reporting Person and deemed beneficially owned by the Reporting Person, Executive Officers and Directors hold Registered Shares. One of the Executive Officers and Directors is a member of the Company’s Board of Directors and holds 188,748 Registered Shares. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Registered Shares held by the Executive Officers and Directors.

The following table sets forth the purchase transactions (each of which were purchases effected in an ordinary brokerage transaction) which required the filing of this Schedule 13D Amendment Number 4 with respect to the Registered Shares, or securities convertible into, exercisable for, or exchangeable for, Registered Shares, by the Reporting Person, or any person or entity controlled by the Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control over the securities thereof:

Transaction Date	Number of Registered Shares	Purchase Price Per Share in US Dollars*
May 4, 2015	600,000	$21.81
May 5, 2015	600,000	$21.33
May 6, 2015	600,000	$21.11
May 7, 2015	600,000	$20.89
May 8, 2015	600,000	$21.47
May 11, 2015	600,000	$21.78
May 12, 2015	600,000	$21.53
May 13, 2015	600,000	$21.66
May 15, 2015	600,000	$21.67
May 18, 2015	600,000	$21.81
May 19, 2015	600,000	$21.86
May 20, 2015	600,000	$21.72
May 21, 2015	600,000	$21.79
May 22, 2015	600,000	$21.80
May 26, 2015	600,000	$21.91
May 27, 2015	600,000	$22.15
May 28, 2015	600,000	$22.18
May 29, 2015	600,000	$22.04

*The Registered Shares were purchased using Swiss Francs. For the purposes of this Schedule 13D Amendment Number 4, a conversion rate of USD 1.00 for each CHF 0.94.

Other than as set forth in the table above, there were no transactions in the Registered Shares (or securities convertible into, exercisable for, or exchangeable for, Registered Shares) by the Reporting Person or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty (60) days prior to May 22, 2015, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

Nothing set forth herein shall be construed as an admission by the Reporting Person, or any other person or entity, that the Reporting Person, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Act, or for any other purposes.

Except as otherwise described herein, no contracts, arrangements, understandings, or similar relationships exist with respect to the securities of the Company between the Reporting Person, or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, and any other person or entity.

[signatures follow on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

May 29, 2015

INVESTOR AB

By:	/s/ Johan Forssell
Johan Forssell
Authorized Signatory

By:	/s/ Petra Hedengran
Petra Hedengran
Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jacob Wallenberg	Chairman	Swedish	Chairman of the Board	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Johan Forssell	CEO, Director	Swedish	Chief Executive Officer, President, and Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Gunnar Brock	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Tom Johnstone	Director	British	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Magdalena Gerger	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Grace Reksten Skaugen	Director	Norwegian	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Hans Stråberg	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Lena Treschow Torell	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Marcus Wallenberg	Director	Swedish	Director	Arsenalsgatan 4, SE-103 22 Stockholm, Sweden
Sara Öhrvall	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Josef Ackermann	Director	Swiss	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Petra Hedengran	Managing Director	Swedish	General Counsel and Head of Corporate Governance and Compliance	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Helena Saxon	Managing Director	Swedish	Chief Financial Officer	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Daniel Nodhäll	Managing Director	Swedish	Head of Listed Core Investments	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Stefan Stern	Managing Director	Swedish	Head of Corporate Relations and Communications	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden